DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2202

August 5, 2011

VIA OVERNIGHT DELIVERY

Sonia Barros, Special Counsel

Erin Martin, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Wells Core Office Income REIT, Inc.
Post-Effective Amendment No. 4 to S-11
Filed July 19, 2011
File No. 333-163411

Dear Ms. Barros and Ms. Martin:

On behalf of our client, Wells Core Office Income REIT, Inc. (the “Company”), we are writing to address the comment letter from the Staff of the Commission’s Division of Corporation Finance to Leo F. Wells, III, President of the Company, dated July 28, 2011, regarding the above-referenced filing. For your convenience, we have reproduced the comments below, along with our responses. We respectfully request permission to include the additional disclosure requested by the Staff in the Company’s 424(b)(3) filing to be filed upon effectiveness of the Company’s post-effective amendment.

SUPPLEMENT NO. 1 DATED JULY 18, 2011

Distribution Information, page 8

1.	Please disclose the source of funds for distributions paid in the periods presented.

Response: The Company will revise its disclosure in the distribution information section of its supplement as follows to disclose the source of distributions paid in the periods presented:

Distribution Information

Distributions through the Quarter Ended March 31, 2011

We commenced payment of quarterly distributions to our stockholders in the fourth quarter of 2010 with a distribution to stockholders of record each day for the period from October 18, 2010 through December 15, 2010. During the quarter ended December 31, 2010, we paid total distributions to stockholders, including amounts reinvested in our common stock pursuant to our distribution reinvestment plan, of $86,367. During the same period, net cash used in operating activities was $302,836. In accordance with Accounting

Sonia G. Barros

Erin E. Martin

U.S. Securities and Exchange Commission

Washington, DC 20549

August 5, 2011

Page Two

Standards Codification Topic 805 Business Combinations (“ASC 805”), which became effective for the year ended December 31, 2009, this amount was reduced by approximately $668,855 of acquisition-related expenses, which were funded with net proceeds received from the sale of common stock under this offering. As a result, the distributions paid to stockholders for the three months ended December 31, 2010, as described above, were funded from our borrowings to the extent that acquisition-related expenses reduced net cash flows from operating activities. Net cash used in operating activities consisted primarily of expenditures for administrative costs, including acquisition-related costs, incurred during our start-up period made in excess of revenues collected from our inaugural tenants in the fourth quarter of 2010.

During 2011, we paid quarterly distributions to our stockholders of record each day for the period from December 16, 2010 through March 15, 2011. During the quarter ended March 31, 2011, we paid total distributions to stockholders, including amounts reinvested in our common stock pursuant to our distribution reinvestment plan, of $378,005. During the same period, net cash provided by operating activities was $85,916. In accordance with ASC 805, this amount was reduced by approximately $987,936 of acquisition-related expenses, which were funded with net proceeds received from the sale of common stock under this offering. As a result, the distributions paid to stockholders for the three months ended March 31, 2011 were funded with approximately $85,916 (reflecting the impact of ASC 805 as described above) from our operating activities, and the remaining amount of approximately $292,089 was funded from our borrowings. Borrowings have been used to fund distributions to the extent that acquisition-related expenses reduced net cash flows from operating activities.

The following are the distributions paid and declared and our cash flow provided by (used in) operating activities for the quarters ended December 31, 2010 and March 31, 2011:

Sonia G. Barros

Erin E. Martin

U.S. Securities and Exchange Commission

Washington, DC 20549

August 5, 2011

Page Three

	Distributions Paid
	Cash	Reinvested	Total	Cash Provided by (Used in) Operating Activities	Total Distributions Declared	Declared Distribution per Share
2010
Fourth Quarter	$42,746	$43,621	$86,367	$(302,836)	$126,910	$0.202

2011
First Quarter	$203,892	$174,113	$378,005	$85,916	$469,975	$0.33

Since our inception on July 3, 2007, we have paid total distributions of $464,372 and have a cumulative net loss of $3.1 million as of March 31, 2011.

Generally, our policy is to pay distributions based on current and projected cash flow from operations after giving consideration to amounts excluded from cash flow from operations under GAAP but paid for out of proceeds from this offering, such as acquisition-related expenses. Over the long term, we expect to fund stockholder distributions principally with cash flow from operations (reflecting the impact of ASC 805); however, in the short term, we may also temporarily use borrowings to fund stockholder distributions (i) during the early stages of our offering before our assets generate revenue sufficient to cover our general and administrative expenses and, therefore, (ii) to bridge the gap between timing differences that may arise between the rate at which we are able to raise proceeds in this offering and the rate at which we are able to deploy equity into income-producing properties.

FORM 10-Q FOR THE FISCAL PERIOD ENDED MARCH 31, 2011

Distributions, page 24

2.

Refer to your disclosure regarding net cash provided by operating activities, adjusted to exclude the impact of acquisition-related costs funded with cash generated from the sale of common stock, which appears to be non-GAAP liquidity. Please remove the use of this non-GAAP liquidity measure from future filings. Item 10(e)(1)(ii)(A) of Regulation S-K provides that a registrant must not “[e]xclude charges or liabilities that required, or will require, cash settlement, or would have

Sonia G. Barros

Erin E. Martin

U.S. Securities and Exchange Commission

Washington, DC 20549

August 5, 2011

Page Four

required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures . . . .” Please note that this comment also applies to disclosure regarding adjusted funds from operations or AFFO found in your Forms 8-K filed March 29, 2011 and May 12, 2011.

Response: The Company acknowledges the limitations on the use of non-GAAP financial measures imposed by Item 10(e) of Regulation S-K with respect to documents filed with the SEC. With respect to the disclosure in the above-referenced Form 10-Q, the Company believed it was in compliance with these limitations because its disclosure did not include the numerical measure that would have resulted from adjusting net cash provided by operating activities to exclude the impact of acquisition-related costs. See Section 8121.1 of the Division of Corporation Finance Financial Reporting Manual. In response to the Staff’s comment, however, the Company will revise the distribution disclosure in future filings. The disclosure in the Form 10-Q for the six months ended June 30, 2011 is below:

For the six months ended June 30, 2011, we paid total distributions to stockholders, including amounts reinvested in our common stock pursuant to our distribution reinvestment plan, of $[        ] million. During the same period, net cash provided by operating activities was approximately $[        ] million. In accordance with Accounting Standards Codification Topic 805 Business Combinations (“ASC 805”), which became effective for the year ended December 31, 2009, this amount was reduced by approximately $[        ] million of acquisition-related expenses, which were funded from net proceeds received from our Initial Offering. As a result, the distributions paid to common stockholders for the six months ended June 30, 2011, as described above, were funded with approximately $[        ] million (reflecting the impact of ASC 805 as described above) from our operating activities, and the remaining amount of approximately $[        ] million was funded from our borrowings. Borrowings have been used to fund distributions to the extent that acquisition-related expenses reduced net cash flows from operating activities.

Over the long-term, we expect to fund stockholder distributions principally with cash flow from operations (reflecting the impact of ASC 805); however, in the short-term, we may also temporarily use borrowings to fund stockholder distributions to bridge the gap between timing differences that may arise between the rate at which we are able to raise equity proceeds under the Initial Offering and the rate at which we are able to deploy equity into income-producing properties.

With respect to the Company’s disclosures in the Forms 8-K filed on March 29, 2011 and May 12, 2011, the Company respectfully notes that these Forms 8-K were furnished under Item 2.02 of Form 8-K and thus only Regulation G applied to the disclosures. As such, the Company believed that its furnished 8-K disclosures with respect to AFFO were in compliance with applicable guidance regarding non-GAAP

Sonia G. Barros

Erin E. Martin

U.S. Securities and Exchange Commission

Washington, DC 20549

August 5, 2011

Page Five

financial measures. Please note, however, that the Company has recently decided to revise its presentation of AFFO in its future furnished 8-Ks. In future 8-Ks furnished to the SEC the Company will no longer show “Net Cash Provided by Operating Activities” when reconciling funds from operations (“FFO”) and AFFO to GAAP Net Income. This change will include removing “Change in Assets and Liabilities,” or working capital adjustments. The Company will continue to make adjustments for acquisition-related expenses funded with net proceeds from it public offerings; however, these will now be expenses incurred (accrual basis) rather than expenses paid (cash basis). These changes clarify AFFO as reported by the Company as a non-GAAP operating performance measure rather than a non-GAAP liquidity measure.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

cc:	Leo F. Wells, III